Consent of Independent Auditors

The Shareholder and Board of Directors of
Aetna Insurance Company of America:

We consent to the incorporation by reference in the registration statement No. 333-49581 on Post Effective Amendment No. 4 on Form S-2 of Aetna Insurance Company of America (the "Company") of our reports dated March 22, 2000 with respect to the balance sheets of the Company as of December 31, 1999 and 1998, and the related statements of income, changes in shareholder's equity, and cash flows and the related schedule for each of the years in the three-year period ended December 31, 1999, which reports appear in the December 31, 1999 annual report on Form 10-K of the Company and to the reference to our firm under the heading "Experts" in the prospectus.

                                                             /s/ KPMG LLP

Hartford, Connecticut
April 4, 2000